EXHIBIT 99.4

October 20, 2011

To the Securities Regulatory Authorities in each Province of Canada

Re:	Algonquin Power & Utilities Corp.

Re:	Final Prospectus dated October 20, 2011

Dear Sirs / Mesdames:

We refer to the final prospectus of Algonquin Power & Utilities Corp. (the “Corporation”) dated October 20, 2011 (the “Prospectus”) relating to the offering by the Corporation of common shares.

We consent to being named in and to the use and inclusion in the above-mentioned short form prospectus, of our report dated June 29, 2011 to the stockholder and board of directors of Granite State Electric Company on the following financial statements:

•	balance sheets as at March 31, 2011 and March 31, 2010;

•	statements of operations, comprehensive income, capitalization and cash flows for the years ended March 31, 2011 and March 31, 2010.

We consent to being named in and to the use and inclusion in the above-mentioned short form prospectus, of our report dated August 30, 2011 to the stockholder and board of directors of EnergyNorth Natural Gas, Inc. on the following financial statements:

•	balance sheets as at March 31, 2011 and March 31, 2010;

•	statements of income, comprehensive income and cash flows for the years ended March 31, 2011 and March 31, 2010.

We report that we have read the short form prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements on which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, NY 10017

T: (646) 471 3000, F: (646) 471 8320, www.pwc.com/us